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                                January 23, 2006

VIA EDGAR

Ms. Elaine Wolff
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Windrose Medical Properties Trust
         Request for Withdrawal of Registration Statement on Form S-3 File Number 333-130933
         Filed on January 9, 2006

Dear Ms. Wolff:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Windrose Medical Properties Trust (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form S-3 (File Number 333-130933), together with all exhibits thereto, which the Registrant filed with the Commission on January 9, 2006 (the "Registration Statement").

The Registrant is seeking the withdrawal of the Registration Statement because the Registration Statement was inadvertently filed with the Commission via EDGAR using the incorrect submission type, S-3D. The Registrant respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.

Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission's written order as soon as it is available to the attention of the undersigned at (317) 860-9128, and to the attention of the Registrant's counsel, David C. Wright of Hunton & Williams LLP, at (804) 788-8218.

Please direct any questions regarding this request to David C. Wright of Hunton & Williams LLP at (804) 788-8200.

Very truly yours,

WINDROSE MEDICAL PROPERTIES TRUST


By: /s/ Frederick L. Farrar
    ----------------------------------------------------
Name:   Frederick L. Farrar
Title:  President, Chief Operating Officer and Treasurer